Exhibit 12

Exhibit 12: Computation of Ratio of Earnings to Combined Fixed Charges

	Year Ended December 31,
(in thousands)	2007(1)	2006(1)	2005	2004	2003
Including Interest on Deposits
Earnings:
Income from continuing operations before income taxes	$3,869,556	$3,672,341	$2,829,002	$2,360,064	$1,802,924
Fixed charges	4,583,678	3,087,023	2,058,099	1,797,811	1,588,981

Earnings, for computation purposes	8,453,234	6,759,364	4,887,101	4,157,875	3,391,905

Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	4,548,311	3,073,289	2,046,639	1,791,442	1,582,565
Portion of rent expense representative of interest	35,367	13,734	11,460	6,369	6,416

Total fixed charges, including interest on deposits, for computation purposes	$4,583,678	$3,087,023	$2,058,099	$1,797,811	$1,588,981
Ratio of earnings to fixed charges, including interest on deposits	1.84	2.19	2.37	2.31	2.13

Excluding Interest on Deposits
Earnings:
Income from continuing operations before income taxes	$3,869,556	$3,672,341	$2,829,002	$2,360,064	1,802,924
Fixed charges	1,677,327	1,272,226	884,962	788,266	697,331

Earnings, for computation purposes	5,546,883	4,944,567	3,713,964	3,148,330	2,500,255

Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	4,548,311	3,073,289	2,046,639	1,791,442	1,582,565
Portion of rent expense representative of interest	35,367	13,734	11,460	6,369	6,416
Interest expense on deposits	(2,906,351)	(1,814,797)	(1,173,137)	(1,009,545)	(891,650)

Total fixed charges, excluding interest on deposits, for computation purposes	$1,677,327	$1,272,226	$884,962	$788,266	$697,331
Ratio of earnings to fixed charges, excluding interest on deposits	3.31	3.89	4.20	3.99	3.59

(1)	Based on continuing operations.